EXHIBIT 99.4 2019 half year results 1 August 2019 London

RioTinto Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document, including but not limited to all forward looking figures, contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

RioTinto J-S Jacques Chief executive

A strong first half Delivering superior cash flows and cash returns Financial Balance Value performance sheet creation $10.3bn $4.9bn $2.5bn Underlying EBITDA Net debt at June 30 Interim dividend – Pro forma net debt of $5.6 billion** 47% $1.0bn Underlying EBITDA margin Special dividend $4.7bn $1.2bn Free cash flow* Development capital investment $7.8bn Cash returns paid to 23% shareholders in H1 Return on capital employed*** 4 * Excludes capital gains tax paid on divestments of $0.9 billion | ** Pro forma net debt of $5.6 billion includes remaining share buy-back to be paid by Feb-2020 ©2019, Rio Tinto, All Rights Reserved *** Return on Capital Employed (ROCE) is defined as annualised underlying earnings excluding net interest divided by average capital employed (operating assets before net debt)

RioTinto Safety is our highest priority Safety Performance Health and Safety Rio Tinto AIFR 2.78 ICMM (23 companies) AIFR Improved AIFR of 0.41 in H1 2019 Rollout of new safety maturity model while reinforcing strong focus on CRM* with 710,000 verifications in H1 2019 Continued focus on mental health and wellbeing through the application of a standardised framework across the Group 1.56 Major hazard risk management work assessed tailings & 1.24 1.17 water storage risks – released publicly in June 2019 1.01 0.97 0.90 0.90 0.94 0.85 0.82 0.79 Reduction in process safety incidents from 2018 0.69 0.67 0.67 0.65 0.68 0.59 All All injury frequency rate per 200,000 hours ~------------- 0.44 0.44 0.42 0.44 '"'--------0.41 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 H1 2019 5 * Critical Risk Management ©2019, Rio Tinto, All Rights Reserved

Sustainable development in action Running a safe, Collaborating to Pioneering responsible and enable long term materials for human profitable business economic benefits progress 0.41 Taxes paid report 4 released Additional aluminium assets AIFR in H1 2019 undergoing ASI certification ‘Contracts with 65%  governments’ disclosure Zero Reduction in carbon footprint at Coal production in H1 2019 Kennecott through closing coal plant and renewable energy certificates nd 2 bn Corporate Human Rights benchmark $0.3 New water and climate Additional investment in targets underway Resolution Copper in Arizona 1st Collaboration on Australia’s first 134 automation qualifications Elysis Data released for 134 New R&D facility to develop tailings facilities carbon free aluminium 6 ©2019, Rio Tinto, All Rights Reserved

Jakob Stausholm

Chief financial officer

RioTinto Strong financial results ($bn) H1 2019 H1 2018 Comparison Gross revenue 21.8 21.2 + 3% Underlying EBITDA 10.3 9.2 + 11% Cash flow from operations* 7.2 5.2 + 39% Free cash flow* 4.7 2.9 + 64% Underlying earnings 4.9 4.4 + 12% Net earnings 4.1 4.4 - 6% Dividends and share buy-backs announced 3.5 3.2 + 9% Pro-forma net debt 5.6 9.3 - 40% 8 * Excludes capital gains tax paid on divestments of $0.9 billion ©2019, Rio Tinto, All Rights Reserved

RioTinto Growing with increasing profitability Return on Capital Employed* Growth and EBITDA margin % kt % 5.2 50% 24 2.5% CAGR 22 • 5.0 20 45% 18 • • 4.8 16 40% 14 4.6 12 35% 4.4 10 8 30% 4.2 6 4 25% 4.0 2 LTM ROCE ■ HY ROCE LTM margin LTM Production Growth (LHS) 0 3.8 20% H1 16 H2 16 H1 17 H2 17 H1 18 H2 18 H1 19 H1 16 H2 16 H1 17 H2 17 H1 18 H2 18 H1 19 9 * Annualised Underlying Earnings divided by Average Operating assets. All data excludes divestments ©2019, Rio Tinto, All Rights Reserved

RioTinto Strong iron ore prices partly offset by challenging aluminium and copper market conditions Iron Ore* (36% increase YoY) Aluminium** (17% decrease YoY) Copper** (11% decrease YoY) $/t $/t c/lb 120 2700 500 340 450 100 400 80 2200 350 290 300 60 250 40 1700 200 240 Jan 18 Apr 18 Jul 18 Oct 18 Jan 19 Apr 19 Jul 19 Jan 18 Apr 18 Jul 18 Oct 18 Jan 19 Apr 19 Jul 19 Jan 18 Apr 18 Jul 18 Oct 18 Jan 19 Apr 19 Jul 19 62% price HY average Price HY average MW Premium (RHS) Price HY average Global steel production growth of 4.4% Global demand growth dipped to ~1% Macro headwinds and trade concerns in H1 2019 (YoY) in H1 2019 (YoY) impacting sentiment Disrupted seaborne supply throughout Increased supply from lifting of Underlying demand unchanged H1 2019 (down ~6%) sanctions compared to H1 2018 Iron ore stocks at port reduced by Significant proportion of producers Supply disruptions of ~3% in H1 2019 ~20% in H1 2019 currently unprofitable 10 * Dry metric tonne, FOB basis | ** Average LME price ©2019, Rio Tinto, All Rights Reserved Sources: Rio Tinto, Mysteel, World Steel Association, Bloomberg, Baltic Exchange

RioTinto

# Strong EBITDA driven by price

## Underlying EBITDA
$ billion



Coal EBITDA
EBITDA excl. Coal
Total impact from iron ore weather disruptions of $0.6 billion
9.2
0.6
8.6
1.9
0.4
(0.2)
10.7
(0.2)
(0.5)
0.3
10.3
H1 2018 underlying EBITDA
Price
Exchange rates
CPI & energy
Flexed H1 2018 underlying EBITDA
Incremental volume margin
Unit cash costs
One-offs and other
H1 2019 underlying EBITDA

Other costs include movements in Central costs and Exploration & Evaluation costs. All variances exclude coal

11

©2019, Rio Tinto, All Rights Reserved

Productivity programme challenged by Iron Ore disruptions Post-tax mine-to-market (M2M) productivity programme $ billion (free cash flow) M2M free cash flow target of 1.0-1.5 $1-1.5 billion run-rate from 2021, dependent on: – Increase in Iron Ore volume (subject to market conditions) – Raw material prices in Aluminium reverting to levels at the beginning of the programme Iron Ore weather impact 0.3 0.5 0.4 Iron Ore weather impact 0.2 2018 run rate H1 2019 run rate H2 2019 additional* 2019 target run rate 2021 target 12 * Based on consensus prices and exchange rates ©2019, Rio Tinto, All Rights Reserved

# Iron Ore

## world-class returns underpinned by robust price environment

| Operating metrics | H1 2019 | H1 2018 comparison | 2019 guidance |
|---|---|---|---|
| Average realised price* | $85.3 / t | + 35% | |
| Shipments (100% basis) | 154.6mt | - 8% | 320-330Mt |
| Operating cost / t** | $14.6 / t | + 9% | $14-15 / t |

| Financial metrics ($bn) | | | |
|---|---|---|---|
| Revenue | 11.0 | + 21% | |
| EBITDA | 7.5 | + 34% | |
| Margin (FOB) | 72% | + 5pp | |
| Operating cash flow | 5.3 | + 24% | |
| Sustaining capex | 0.5 | + 51% | ~1.0 |
| Replacement and growth capex | 0.2 | + 7% | |
| ROCE | 63% | + 23pp | |

Higher pricing driving increase in EBITDA and margin

14Mt shortfall due to Tropical Cyclone Veronica and fire at Cape Lambert A

Operating cost guidance includes:
- Lower shipments impact of $1.2 / t in H1 2019
- Additional costs associated with waste movement in 2019 of ~$0.25 / t

Koodaideri Phase 1 and Robe JV Sustaining development projects continue to progress

* Dry metric tonne, FOB basis | ** Unit costs are based on operating costs included in EBITDA and exclude royalties (state and third party), sustaining capital, tax and interest. AUD:USD FX assumption of 0.72 | Note: numbers reflect Pilbara operations, excluding Dampier Salt

13

RioTinto

©2019, Rio Tinto, All Rights Reserved

RioTinto

# Aluminium

## profitability impacted by challenging price and cost environment

| Operating metrics | H1 2019 | H1 2018 comparison | 2019 guidance |
|---|---|---|---|
| Average aluminium price* | $2,174 / t | - 15% | |
| Average alumina price** | $375 / t | - 17% | |
| Production – bauxite | 26.2Mt | + 1% | 56-59Mt |
| Production – alumina | 3.9Mt | - 3% | 8.1-8.4Mt |
| Production – aluminium | 1.6Mt | 0% | 3.2-3.4Mt |
| Canadian smelters – hot metal cash costs**** | $1,406 / t | - 5% | Refer to p42 |
| **Financial metrics ($bn)** | | | |
| Revenue | 5.1 | - 17% | |
| EBITDA | 1.1 | - 38% | |
| Margin (integrated operations) | 27% | - 8pp | |
| Operating cash flow | 1.0 | - 8% | |
| Sustaining capex | 0.4 | + 8% | |
| Replacement and growth capex | 0.3 | - 44% | |
| ROCE | 4% | - 7pp | |

Lower prices impacted EBITDA by $0.8 billion, notably primary metal

- Partly offset by volumes, mix and costs

Alumina legacy contracts impacted EBITDA by $0.15 billion, from peak in H2 2019

1% primary metal productivity creep***

Q1 bauxite production impacted by weather, but Amrun ramp-up progressing

* Realised price, including VAP and mid-west premium | ** Platts Alumina PAX FOB Australia | *** Excluding Dunkerque and Becancour smelters
**** Operating costs defined as hot metal cash costs for the Canadian smelters (alumina at market price)

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©2019, Rio Tinto, All Rights Reserved

RioTinto

# Copper & Diamonds

## stable performance against strong prior year

| Operating metrics | H1 2019 | H1 2018 comparison | 2019 guidance |
|---|---|---|---|
| Copper price | 280 c/lb | - 11% | |
| Production – mined copper | 281kt | - 5% | 550-600kt |
| Production – refined copper | 131kt | + 11% | 220-250kt |
| Production – diamonds | 8.3Mct | - 10% | 15-17Mct |
| Unit cost* | 89 c/lb | - 28% | 110-120 c/lb |

| Financial metrics ($bn) | | |
|---|---|---|
| Revenue | 3.0 | - 2% |
| EBITDA | 1.2 | - 11% |
| Margin (operations) | 46% | - 2pp |
| Operating cash flow | 0.8 | - 8% |
| Sustaining capex | 0.2 | + 33% |
| Replacement and growth capex | 0.7 | + 1% |
| ROCE | 6% | - 2pp |

EBITDA and margin impacted by lower LME price

Further productivity improvements at Kennecott

OT underground project redesign continues

Argyle expected closure by end-2020

$0.3 billion additional funding approved to progress Resolution

Drilling continues at the Winu exploration project



15

* Unit costs for Kennecott, OT and Escondida utilises the C1 unit cost calculation where Rio Tinto has chosen Adjusted Operating Costs as the appropriate cost definition. C1 costs are direct costs incurred in mining and processing, plus site G&A, freight and realisation and selling costs. Any by-product revenue is credited against costs at this stage

©2019, Rio Tinto, All Rights Reserved

Energy & Minerals* strong recovery from 2018 disruptions H1 2019 H1 2018 2019 Strong pricing and operational Operating metrics comparison guidance recovery driving 113% increase in IOC pellets price $141 / t + 24% EBITDA TiO2 slag price** $692 / t + 10% Improved performance at RTIT Production – IOC 5.0Mt + 55% 10.7-11.3Mt – 2 furnaces rebuilt at RTFT, with a third in progress Production – TiO2 0.6Mt + 14% 1.2-1.4Mt – 1 furnace under rebuild at RBM Production – Borates 0.25Mt - 1% 0.5Mt IOC benefitting from strong Financial metrics ($bn) demand for premium products Revenue 2.5 + 33% – Average pellet price in H1 2019 of $141 / tonne EBITDA 1.0 + 113% – EBITDA margin of 49% Margin (operations) 40% + 15pp – Production fully recovered from 2018 Operating cash flow 0.7 + 245% strike, but impacted by weather in Q1 2019 and flooding incident in June Sustaining capex 0.1 + 4% Replacement and growth capex 0.0 unchanged $0.5 billion Zulti South project ROCE 15% +10pp approved in April 2019 16 ©2019, Rio Tinto, All Rights Reserved * H1 2018 comparison excludes coal operations which were disposed in 2018 | ** Excluding Upgraded Slag (UGS)

Disciplined investment of capital Capital expenditure profile H1 2019 capex of $2.4 billion $ billion – Sustaining capex of $1.2 billion – Development capex of $1.2 billion ~6.5 ~6.5 ~6.0 Pilbara replacement capital 5.4 includes Koodaideri and Robe River Development capital delivers 2% CAGR (2019 – 2023) 2.4 2.4 Potential for timing of spend to be pushed from 2019 to 2020 H1 2018 2018A H1 2019 2019F 2020F 2021F •Sustaining • Pilbara replacement • Other replacement • Development 17 ©2019, Rio Tinto, All Rights Reserved

RioTinto

# A strong balance sheet

**Net debt**
$ billion



15
13
11
9
7
5
3
1
-1
14.1
12.9
11.3
9.6
10.0
7.6
9.3
3.8
9.3
5.2
8.0
-0.3
5.6
4.9
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Reported net debt
Pro-forma net debt**

Increase in reported net debt reflects operating cash flows of $7.2* billion, net of:

- Payment of dividends of $6.8 billion
- Share buy-back of $1.0 billion
- Capex of $2.4 billion
- Tax on divestments of $0.9 billion
- IFRS 16 (change to lease accounting) impact of $1.2 billion

Committed cash outflows for H2 2019 include:

- $0.7 billion in buy-backs by February 2020 previously announced in November 2018

* Excludes capital gains tax paid on divestments of $0.9 billion | ** Pro forma net debt adjusts for the remainder of previously announced buy-backs from operations, lags in shareholder returns from disposal proceeds, Australian tax lag and disposal-related tax lag, and the impact of IFRS lease accounting change for the prior periods. The lease accounting change is reflected in the June 2019 reported net debt

18

©2019, Rio Tinto, All Rights Reserved

RioTinto Delivering superior returns 2019 cash returns paid to shareholders* Interim 2019 returns to shareholders of $3.5 billion $ billion announced – Interim dividend of $2.5 billion or 151 US cents per 1.0 12.0 share to be paid in September 2019 2.5 -  Paid – Special dividend of $1.0 billion or 61 US cents per Paid 0.7  1.0 share to be paid in September 2019 4.0 -- – Represents 70% of underlying earnings  Paid – Total interim returns of $3.5 billion, 9% higher than H1 2018 2.8 2018 final Special SBB paid in Existing 2019 interim Special 2019 cash dividend dividend H1 2019 SBB dividend dividend returns remaining in H2 2019 19 * Rio Tinto plc share buy-back (SBB) announced on 12 November 2018 of $1.1 billion relating to remaining coking coal divestment proceeds to be completed by February 2020 ©2019, Rio Tinto, All Rights Reserved

RioTinto Strong financial results ($bn) H1 2019 H1 2018 Comparison Gross revenue 21.8 21.2 + 3% Underlying EBITDA 10.3 9.2 + 11% EBITDA margin (%) 47% 43% + 4pp Cash flow from operations* 7.2 5.2 + 39% Free cash flow* 4.7 2.9 + 64% Underlying earnings 4.9 4.4 + 12% Net earnings 4.1 4.4 - 6% ROCE (%) 23% 19% + 4pp Dividends and share buy-backs announced 3.5 3.2 + 9% Pro-forma net debt 5.6 9.3 - 40% 20 * Excludes capital gains tax paid on divestments of $0.9 billion ©2019, Rio Tinto, All Rights Reserved

J-S Jacques Chief executive

RioTinto

# Stable Chinese indicators

## Global GDP & IP


8%
6%
4%
2%
0%
YoY
Forecast*
1Q15
1Q16
1Q17
1Q18
1Q19
1Q20
Global GDP
China GDP
Global Industrial Production

## China's Fixed Asset Investment growth


30%
20%
10%
0%
YTD YoY
1Q15
1Q16
1Q17
1Q18
1Q19
Total
Manufacturing
Real Estate
Infrastructure

## Global economic growth

- Global growth tracking at 2015/16 cyclical lows
- Trade tension weighing on global industrial growth
- Major economy central banks becoming more accommodative

## China's industrial activity mixed

- Property and infrastructure providing a cushion for other parts of the economy that are slowing
- Uncertainty over trade tensions impacting manufacturing sector

Source: Rio Tinto, CEIC, Bloomberg, Oxford Economics*

22

©2019, Rio Tinto, All Rights Reserved

RioTinto Robust iron ore and steel fundamentals >1Btpa steel production in China Above-average iron ore offtake at Chinese ports Million tonnes per annum Mt Mt 1,100 180 0.4 1,050 160 1,000 0.2 950 140 900 850 120 0.0 800 100 750 700 80 -0.2 650 Jan 17 Jul 17 Jan 18 Jul 18 Jan 19 Jul 19 600 1111111 I I Jan-15 Jul-15 Jan-16 Jul-16 Jan-17 Jul-17 Jan-18 Jul-18 Jan-19 -Offtake delta vs 2.7Mt/day trend Port stocks (LHS) Seaborne supply disrupted in H1 2019 Obstacles to Chinese domestic supply response Million tonnes 350 Mt USD/t RTIO (Mt) BHP (Mt) FMG (Mt) Vale (Mt) Roy Hill (Mt) 300 450 140 400 120 250 350 100 200 300 250 80 150 200 60 150 100 40 100 50 50 20 0 0 0 Mar Q 2016 Sep Q 2016 Mar Q 2017 Sep Q 2017 Jun Q 2018 Dec Q 2018 Jun Q 2019 Jan-14 Jan-15 Jan-16 Jan-17 Jan-18 Jan-19 - Concentrate Output (annualised) Price 23 Sources: Rio Tinto, NBS, MySteel ©2019, Rio Tinto, All Rights Reserved

RioTinto

# Delivering quality through system blending


Mines
Port Terminals
Products
Mesa J
Mesa A
Yandicoogina
Silvergrass
West Angelas
Hope Downs 1
Nammuldi
Marandoo
Brockman 4
Mt Tom Price
Paraburdoo
Hope Downs 4
Brockman 2
Koodaideri
Cape Lambert A
RVL
RVF
HIY
Cape Lambert B
HIY
PBL
PBF
Parker Point
PBL
PBF
EII
PBL
PBF
Fe
Alumina
Silica
Phosphorus
Pisolite
Marra Mamba
Brockman

24

©2019, Rio Tinto, All Rights Reserved

# Improving Iron Ore system performance

## Protecting the Pilbara Blend

Mine sequencing challenges and deficit in overburden removal

Additional waste movement programme

- 2019 material movement increase
- Expected cost of ~$80 million in 2019

## Focus on rail capacity continues

Rail maintenance and upgrade to continue into 2020

- Major rail shut in October 2019
- Comprehensive multi-year capital programme

AutoHaul™ fully implemented with all trains on mainline in autonomous mode



Product quality and customer relationships
Focus on EBITDA margin
Asset health

25

©2019, Rio Tinto, All Rights Reserved

Longer-term fundamentals remain positive for aluminium and copper Firm primary aluminium demand outlook Financial shorts contributing to copper weakness Mt 350 150 80 330 125 70 310 100 APAC 75 60 290 • China contracts) 50 50 270 • NA 25 40 250 • Europe 0 30 LME CashLME (c/lb) 230 • Africa -25 20 Position (k 210 -50 10 C&S CFTC Managed Money Net 190 -75 0 • 2018 2019 2020 2021 2022 2023 2024 Jan14 Jan15 Jan16 Jan17 Jan18 Jan19 -CFTC Managed Money Net Position (k contract) LME Copper (c/lb) Challenging short-term market conditions Despite low mine disruptions YTD, mine supply expected to fall by ~1% in 2019 Positive longer-term fundamentals – Mine disruptions ~3% YTD; lower than 5% historically – Demand growth driven by expected recovery in automotive sector and ongoing lightweighting of vehicles Copper fundamentals positive, market relatively in-balance over next five years Global stocks of aluminium continue to fall 26 Sources: Rio Tinto, US CFTC, Wood Mackenzie ©2019, Rio Tinto, All Rights Reserved

RioTinto

# Our growth pipeline

## 2% Cu equivalent growth to 2023

### Oyu Tolgoi Underground

World-class copper resource under development with options to optimise development plan



### Kennecott South Wall Pushback

Mine development to deliver higher Cu grades and reduced variability from late-2020



### Iron Ore replacement mines

High quality replacement projects at **Koodaideri, Robe Valley** and **West Angelas**, with additional optionality at Koodaideri Phase 2



### Zulti South Mineral Sands

**$0.5bn*** approved in April to sustain capacity and extend the life of Richards Bay Minerals



### Resolution Copper (unapproved)

Additional **$0.3bn*** approved in April to progress permitting

Shaft #9 deepening underway



### Jadar (unapproved)

Lithium-borates deposit in Serbia

Project progressing through PFS



* 100% basis

27

©2019, Rio Tinto, All Rights Reserved

Critical infrastructure progresses at Oyu Tolgoi Above ground Shafts & below ground 1 2 3 Mine development infrastructure hard infrastructure Mine dry building Load commissioning of Jaw Crusher Lateral mine footprint development  Mine dry and control centre  Shaft 5 sinking to 1.2km  24,470 eqm of vertical, lateral and  Central heating plant  Shaft 2 sinking to 1.3km mass excavation development (on  Overland conveyor to stockpile  Shaft 2 Jaw Crusher & off footprint)  5,500 person camp  Ore bin 11 & transfer station  Shaft 5 ventilation fans  Excavation of the Primary Crusher  Mine air heaters 1 chamber  Batch plant 4 & quarry  Critical underground facilities 28 ©2019, Rio Tinto, All Rights Reserved

RioTinto

# Schedule and cost ranges are driven by four key factors

| | |
|---|---|
| 1 | Mid access drives |
| 2 | Footprint development productivity |
| 3 | Location of ore handling infrastructure |
| 4 | Panel boundary transitions |


Shaft #4
Shafts
#3
#2
#5
Shaft #1
Primary Crusher 2
Panel 1
Panel 0
Primary Crusher 1
Conveyor to
Surface portal
Panel 2
Apex
Undercut
Extraction
Haulage &
ore handling
Shaft #2
Jaw Crusher
UG Facilities
Shaft #1
Jaw Crusher
Panel 1
Rim
Drives
Mid access drive
Ore handling
Panel 0
Panel boundary
Panel 2

29

Note: Diagrams are simplified from the underlying technical drawings for presentation purposes

©2019, Rio Tinto, All Rights Reserved

RioTinto WINU0109 WINU0121 WINU0122 WINU0124 WINU0125 WINU0126 Winu drilling continues at pace -------I------- - I I I I I - 200mRL Results from 42 new drill holes at Winu Results continue to indicate relatively wide intersections of mineralisation 04m@ 0.62% Cu 1.41g/t Au 4.83g/t Ag 157m@ Drilling with 8 diamond rigs and 3 RC rigs: 0.37% Cu 0.41 g/t Au – RC rigs focused on supergene 2 30g/t Ag 1 /0m@ 0.63%Cu – Diamond rigs focused on testing depth extent 0.26g/tAu 3.94g/t Ag Strike length of mineralisation approximately / ___ ...----- -._ ---- - - 0mRL 2.1km 207m@ 0.30% Cu 0.61g/tAu Mineralisation remains open at depth and to the / 1.87g/t Ag 0 100 200 east, north and south 369191mE / 369590mE 7707344mN METRES 7707379mN I I / I Located in Western Australia, 100% owned LEGEND ■ Quaternary Sand _eached Cap NewGold Pic? Grade (g/t) Copper Grade(%) Permian Sandstone Oxide Zone Left side of drill trace Right side of drill trace <0.2 git Au - <0.2 %Cu Pernian Mudstone Strong Enricrment - <0.5 git /\u - <0.5 %Cu fJer77iJn l)iJrnictite ■ Weuk enrichment <1.0 g/t Au <' .0 Cu * For full details, see the Notice to ASX dated 1 August 2019 (“Rio Tinto Exploration Update – Winu --i ypogene % project”) and accompanying information provided in accordance with the Table 1 checklist in The NOTE - <5.0 g/t Au - <2.0%Cu Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition). These materials are also available on riotinto.com. Rio Tinto Tlie Proterozoic beds shown are purely illustrative - >5.0 g/t Au - >2.0 %Cu confirms that it is not aware of any new information that materially affects the information included in for the purpose of displaying geologica. structJre. 30 the market announcement and that the form and context in which the Competent Person’s findings ©2019, Rio Tinto, All Rights Reserved are presented have not been materially modified from the original market announcement

RioTinto Strong base for future growth and profitability Consistent Attractive growth financial discipline opportunities Ro Tint Gove Safety is our #1 priority $12bn 2% CuEq Paid* to shareholders in 2019, Annual growth rate to cash generative assets and 2023 from broad pipeline strong balance sheet of growth opportunities Operating World-class 21st century efficiency portfolio mining company $1-1.5bn 23% ROCE Zero Additional free cash flow Through a simplified Coal or oil production per year from 2021 portfolio of long life, plus a leading position in delivered through our low cost assets technology and automation productivity programme * Includes $7.8 billion paid in H1 2019, interim and special dividend to be paid in September, and remaining 31 ©2019, Rio Tinto, All Rights Reserved share buy-back to be completed by Feb-2020

Appendix 1 August 2019 London

RioTinto Higher iron ore prices partly offset by lower copper and aluminium prices Underlying EBITDA H1 2019 vs H1 2018 $ million 12,000 1,878 Iron ore Iron & Titanium Diamonds Copper Aluminium Other, net 10,000 9,198 3,000 2,780 8,000 2,000 1,000 6,000 80 83 0 (48) 4,000 (256) -1,000 (761) 2,000 0 H1 2018 Price underlying EBITDA 33 * Aluminium includes alumina and bauxite and includes movements in market and other premia ©2019, Rio Tinto, All Rights Reserved

RioTinto Strong sales in diamonds, gold and bauxite offset by lower iron ore sales Underlying EBITDA H1 2019 vs H1 2018 $ million 86 83 7 59 12,000 386 11,287 1,878 (25) (150) (232) (37) (39) (20) 10,000 9,198 8,000 6,000 (364) Gold Other Copper 4,000 Iron Ore Diamonds Aluminium Iron & Titanium _J 2,000 0 H1 2018 Price Exchange Energy Inflation Flexed Volumes underlying rates H1 2018 & Mix EBITDA underlying EBITDA 34 * Aluminium includes alumina and bauxite ©2019, Rio Tinto, All Rights Reserved

RioTinto

# Iron Ore
# higher prices partly offset by disruptions

**Underlying EBITDA H1 2019 vs H1 2018**
$ million


10,000
8,000
6,000
4,000
5,685
2,704
182
8
(37)
8,542
(493)
(382)
(115)
7,552
H1 2018 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed H1 2018 underlying EBITDA
Volumes
Cash costs
Other
H1 2019 underlying EBITDA

- Pilbara operations produced 155.7 million tonnes (Rio Tinto share 129.7 million tonnes), 8% lower than 2018 first half. Significant disruptions were caused by Tropical Cyclone Veronica, and a fire at our Cape Lambert A port in the first quarter. The impacts of the cyclone continued into the second quarter, with repairs to the Cape Lambert A port facilities impacting Robe Valley and Yandicoogina shipments and operations
- Our Pilbara operations delivered an underlying Free On Board (FOB) EBITDA margin of 72%, compared with 67% in 2018 first half.
- 2019 first half Pilbara unit cash costs were $14.6 per tonne (2018 first half: $13.4 per tonne). The fire and weather-related events reduced first half shipments by 14 million tonnes (100% basis), increasing unit costs by around $1.2 per tonne.
- Gross sales revenue for our Pilbara operations included freight revenue of $0.6 billion (2018 first half: $0.8 billion).
- We priced approximately 77% of our sales with reference to the current month average index; 16% with reference to the prior quarter's average index lagged by one month; 5% with reference to the current quarter average; and 2% on the spot market
- Approximately 33% of our sales were made on an FOB basis with the remainder sold including freight

35

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RioTinto

# Aluminium
# lower prices partly offset by improved volumes and costs

**Underlying EBITDA H1 2019 vs H1 2018**
$ million


3,000
2,000
1,000
0
1,831
(816)
142
(3)
(55)
1,099
59
47
(78)
1,127
H1 2018 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed H1 2018 underlying EBITDA
Volumes & Mix
Cash cost reductions
Other
H1 2019 underlying EBITDA

- Underlying EBITDA of $1.1 billion declined by 38% compared with 2018 first half. A weaker pricing environment, in particular for primary metal, was the primary driver for the decline, reducing our underlying EBITDA by $0.8 billion compared with 2018 first half. This was partly offset by volume, mix and cost gains delivered through productivity improvements
- Despite the pressures, we maintained our position as a leading business in the sector, with an EBITDA margin from integrated operations of 27%
- The average realised price per tonne averaged $2,174 in H1 2019 (H1 2018: $2,547)
- The cash LME price averaged $1,826 per tonne, 17% lower than 2018 first half, and the mid-West premium rose 6% to $420 per tonne
- VAP represented 54% of the primary metal we sold (2018 first half: 58%) and generated attractive product premiums averaging $242 per tonne of VAP sold (2018 first half: $222 per tonne) aligned with our value over volume strategy
- Although broadly balanced in alumina, approximately 2.2 million tonnes of our legacy alumina sales contracts are exposed to a fixed linkage to the LME price

36
©2019, Rio Tinto, All Rights Reserved

RioTinto

# Copper & Diamonds
## solid operational performance offset by lower prices

**Underlying EBITDA H1 2019 vs H1 2018**
$ million



3,000
2,000
1,000
0
1,360
(237)
5
2
(24)
1,106
147
33
(21)
(52)
1,213
H1 2018 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed H1 2018 underlying EBITDA
Volumes
Cash cost reductions
Exploration & evaluation
Other
H1 2019 underlying EBITDA

- Notwithstanding the combined negative impact of $258 million in price declines and increased evaluation expenditure, underlying EBITDA of $1.2 billion was $147 million or 11% lower than 2018 first half. The lower price impacts were offset by increased sales volumes of copper and lower costs linked to productivity improvements at our managed operations
- We generated $0.8 billion in cash from our operating activities, an 8% decrease on 2018 first half. This included $315 million of dividends from Escondida, compared with $405 million received in 2018 first half
- Free cash flow of $(90) million, reflected a 6% increase in net capital expenditure to $855 million, mainly relating to activities at the Oyu Tolgoi underground project
- Average copper prices decreased 11% to 280 US cents per pound, and the average gold price declined 1% to $1,307 per ounce compared with 2018 first half. These price declines, together with weaker diamond pricing and provisional pricing movements, resulted in a $237 million decrease in underlying EBITDA

37
©2019, Rio Tinto, All Rights Reserved

# Energy & Minerals
strong operational recovery from 2018 disruptions

**Underlying EBITDA H1 2019 vs H1 2018**
$ million


2,000
1,000
0
1,008
169
55
(12)
(35)
1,185
54
(87)
(560)
315
47
954
H1 2018 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed H1 2018 underlying EBITDA
Volumes
Cash costs
Coal disposal
One-offs
Other
H1 2019 underlying EBITDA

- Underlying EBITDA of $1.0 billion was 5% lower than 2018 first half, but 113% higher excluding the 2018 first half contribution from the coking coal assets divested in 2018
- A higher price environment, in particular for iron ore pellets and concentrate, titanium dioxide feedstocks and metallics, boosted EBITDA by $169 million
- We benefited from an 87% increase in sales volumes at Iron Ore Company of Canada compared with 2018 first half when we suspended operations due to a two-month strike. We also saw an improvement in operational performance at our titanium dioxide operations following the disruptions in 2018 first half
- We generated net cash of $0.7 billion from our operating activities and $0.5 billion of free cash flow, reflecting the stronger pricing environment and the improved operational performance
- On 26 November 2018, we announced that we had entered into a binding agreement with China National Uranium Corporation Limited for the sale of our entire 68.62% stake in Rössing Uranium. Approval has now been received from the Namibian Competition Commission and final completion occurred in July 2019

38
©2019, Rio Tinto, All Rights Reserved

RioTinto Other movements in underlying EBITDA Underlying EBITDA impact Energy & Cash Interest, $ million H1 2018 FX/ price Inflation Volumes costs E&E Non-cash tax, other H1 2019 Other operations (27) 56 (21) 1 (117) - (7) 27 (88) Exploration & Evaluation (net) (100) - - - - (38) - - (138) Other (559) 4 2 - 25 (3) (46) 207 (370) Total (686) 60 (19) 1 (92) (41) (53) 234 (596) – Other operations includes the Gove alumina refinery (curtailed in May 2014), Rio Tinto Marine and Legacy projects – Central exploration & evaluation costs higher due to increased activity levels, primarily in copper – Pre-tax Central pension costs, share-based payments and insurance were a $77 million credit compared with a $83 million charge in 2018 first half due to lower business unit captive insurance premiums held centrally. Restructuring, project and one-off central costs were in line with 2018 first half – Other central costs were 9% lower due to gains delivered through investment in technology and capability to support our productivity programme 39 ©2019, Rio Tinto, All Rights Reserved

RioTinto Debt maturity profile 30 June 2019 debt maturity profile* $ million Reported gross debt increased by $1.3 billion 3,500 to $14.3 billion at 30 June, mainly attributable to the implementation of IFRS 16 leases 3,000 2,500 Average outstanding debt maturity of 2,000 corporate bonds at ~13 years (~ 10 years for Group debt) 1,500 1,000 No corporate bond maturities until 2020 500 0 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2040 2042+ ■ Gross debt excluding leases 2034-2039 40 *Numbers based on June 2019 accounting value. The debt maturity profile does not show $1.2 billion of capitalised leases under IFRS 16. ©2019, Rio Tinto, All Rights Reserved

RioTinto

# Modelling EBITDA

| Underlying EBITDA sensitivity | H1 2019 average price / rate | ($m) impact on FY 2019 underlying EBITDA of 10% price/rate change |
|---|---|---|
| Copper | 280c/lb | 281 |
| Aluminium | $1,826/t | 462 |
| Gold | $1,307/oz | 61 |
| Iron ore (62% Fe FOB) | $84.9/dmt | 1,862 |
| A$ | 0.71US$ | 550 |
| C$ | 0.75US$ | 345 |
| Oil (Brent) | $66/bbl | 68 |

Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital.

41

©2019, Rio Tinto, All Rights Reserved

RioTinto Modelling aluminium costs ($/t) Impact a $100/t change in Canadian* smelting unit cash** cost sensitivity each of the input costs below will have on our H1 2019 Canadian smelting unit cash cost of $1,406/t Alumina (FOB) 191 Green petroleum coke (FOB) 34 Calcined petroleum coke (FOB) 30 Coal tar pitch (FOB) 7 * Canadian smelters include all fully-owned smelters in Canada (Alma, AP60, Arvida, Grande-Baie, Kitimat, and Laterrière), as well as Rio Tinto’s share of the Becancour and Alouette smelters 42 ** The smelting unit cash costs refer to all costs which have been incurred before casting, excluding depreciation but including corporate allocations and with alumina at market price, to produce one ©2019, Rio Tinto, All Rights Reserved metric tonne of primary aluminium.

RioTinto Application of the returns policy Capital return considerations Comments Operating cash flow of $7.2 billion* Results for HY 2019 FCF of $4.7 billion* Underlying earnings up 12% to $4.9 billion Focused on Oyu Tolgoi Long term growth prospects Investing in replacing high quality assets in Pilbara, Kennecott and Zulti-South Ongoing exploration and evaluation programme – Winu Balance sheet strength Strong balance sheet with net debt of $4.9 billion Strong earnings/ cash generation – Payout >60% threshold possible because of strong performance supplement with additional returns Payout >60% threshold possible based on (i) strong first half 2019 prices 40-60 per cent of underlying earnings through the cycle (ii) strong balance sheet Defined growth pipeline provides capacity to allocate more to shareholder cash Balanced between growth and shareholder returns return and debt reduction Stable global growth, strong demand for premium products Outlook Potential for continued price volatility 43 * Excludes capital gains tax paid on divestments of $0.9 billion ©2018, Rio Tinto, All Rights Reserved

RioTinto

# Schedule and cost ranges for OT are driven by four key factors

| 1 | Mid access drives | 2 | Footprint development productivity | 3 | Location of ore handling infrastructure | 4 | Panel boundary transitions |
|---|---|---|---|---|---|---|---|


Shaft #4
Shafts
#2
#3
#5
Shaft #1
Primary Crusher 2
Panel 1
Panel 0
Primary crusher 1
Conveyor to
Surface portal
Apex
Undercut
Panel 2
Extraction
Haulage &
ore handling
Shaft #2
Jaw Crusher
UG Facilities
Shaft #1
Jaw Crusher

One of the best undeveloped copper resources in the world

Assessing a number of mine design options given more challenging rock conditions

- Definitive estimate expected in H2 2020
- Delay to first sustainable production of 16 to 30 months
- Revised budget $6.5 - $7.2 billion

Significant progress on critical infrastructure, complete or nearing completion and not impacted by any mine design change

Shaft 2 on track for commissioning in October 2019

44

Note: Diagrams are simplified from the underlying technical drawings for presentation purposes.

©2019, Rio Tinto, All Rights Reserved